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15025022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 09 2015
WASHINGTON DC

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8- 45715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VectorGlobal WMG, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Brickell Bay Dr., Suite 1900
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Meija — (305) 350-3352
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Oscar M. Mejia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VectorGlobal WMG, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

ELLUZ GOMEZ
MY COMMISSION # FF 158258
EXPIRES: January 9, 2019
Bonded Thru Notary Public Underwriters

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

VectorGlobal WMG, Inc.

Statement of Financial Condition

December 31, 2014

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

VectorGlobal WMG, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. as of December 31, 2014. This financial statement is the responsibility of VectorGlobal WMG, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Kaufman, Rossin & Co.

Miami, Florida
March 2, 2015

VECTORGLOBAL WMG, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
CASH AND CASH EQUIVALENTS	$	1,464,568
CERTIFICATE OF DEPOSIT		5,556
RECEIVABLE FROM BROKERS		1,255,398
DUE FROM RELATED PARTIES		24,662
PROPERTY AND EQUIPMENT		400,988
OTHER ASSETS		1,103,203
	$	4,254,375
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	706,991
Accrued bonus payable		1,051,931
Due to related parties		115,074
Deferred rent		111,122
Total liabilities		1,985,118
LEASE COMMITMENTS AND CONTINGENCY		
STOCKHOLDER'S EQUITY		2,269,257
	$	4,254,375

See accompanying notes.

NOTE 1. ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is securities brokerage of primarily U.S. and Latin American securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Primarily all cash and cash equivalents were held or custodied at a U.S. financial institution. The Company may, during the ordinary course of business, maintain balances in excess of insured limits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting. Dividend income is recognized on the ex-dividend date.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2011.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014 consist of the following:

Leasehold improvements	$ 293,824
Office equipment	109,650
Computer equipment	210,589
Furniture and fixtures	422,477
Software	78,478
	1,115,018
Less: accumulated depreciation and amortization	(714,030)
	$ 400,988

NOTE 4. OTHER ASSETS

Other assets at December 31, 2014 consist of the following:

Broker advances	$ 801,195
Rent deposits	98,557
Prepaid expenses	142,967
Other	60,484
	$ 1,103,203

NOTE 5. INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, Texas, New York and New Jersey tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

The deferred tax asset at December 31, 2014 approximates $528,000 and results primarily from a net operating loss carry-forward, which has been offset by a valuation allowance of the same amount. Both the deferred tax asset and valuation allowance decreased by approximately $448,000 during the year ended December 31, 2014. The net operating loss carry-forward of approximately $684,000 expires in the years 2031-2033. The effective tax rate differed from the maximum federal statutory rate of 34% principally due to the change in the deferred tax asset valuation allowance.

NOTE 6. RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

At December 31, 2014 the Company owed $109,036 to the Ultimate Parent and another $6,038 to other foreign subsidiaries of the Parent. These amounts, which are included in due to related parties in the accompanying statement of financial condition, are non-interest bearing, unsecured, and due on demand.

At December 31, 2014, the amount due from related parties of $24,662 relates to payments of various expenses on behalf of the Parent and its other subsidiaries. This amount is non-interest bearing, unsecured, and due on demand.

Foreign Affiliates

The Company has entered into referral agreements with six separate entities wholly-owned by the Parent operating in Venezuela, Colombia, Ecuador, Chile, Costa Rica and Singapore. The Company reimburses each of the affiliates for certain expenses in connection with client referrals.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCY

Lease Commitments

The Company has a non-cancellable operating lease for its main office space in Miami, Florida that expires in June 2021. The Company also has non-cancellable operating leases in Jersey City, New Jersey and The Woodlands, Texas that expire in June 2015 and September 2017, respectively. These three leases contain provisions for rent escalations and periods in which rent payments are reduced (abated). The company records monthly rent expense on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred Rent" which is reflected as a separate line item in the accompanying statement of financial condition. Additionally, the Company had a non-cancellable operating lease for a second office space in Miami, Florida, that expired in August 2014.

Approximate future annual rent payments are as follows:

Year ended December 31,	
2015	530,000
2016	525,000
2017	501,000
2018	462,000
2019	474,000
Thereafter	732,000
Total future minimum payments required	$ 3,224,000

Contingency

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 8. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 20% after each anniversary of employment until fully vested.

NOTE 9. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $417,945, which was $283,604 in excess of the amount required of $132,341. The ratio of aggregate indebtedness to net capital was 4.75 to 1.

NOTE 10. RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by J.P. Morgan Clearing Corp. and Pershing LLC, whose principal offices are in New York and New Jersey, respectively. At December 31, 2014, substantially all securities owned and amounts due from brokers are held by and due from these brokers.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.